U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

    [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR

                              For the Period Ended
                                 July 31, 2006

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form N-SAR
                       [ ] Transition Report on Form 11-K

                        For the Transition Period Ended:
      Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

FULL NAME OF REGISTRANT: Global Diversified Industries, Inc.


FORMER NAME IF APPLICABLE:


ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER): 1200 Airport Drive


CITY, STATE AND ZIP CODE: Chowchilla, California 93610


                      PART II - RULES OF 12B-25 (B) AND (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).


[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:


[ X ] (b) The subject annual report or semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]  (c) The accountant's statement or other exhibit required by Rule 12b-25
(c) has been attached (if applicable)


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                              PART III - NARRATIVE


State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

The Company is filing for an extension for their 10Q ending 7/31/06, so additional time can be taken to review the income tax provision and related footnote.


                          PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification: PHILLIP HAMILTON: (559) 665-5800.


(2) Have all or other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


[ X ] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statement to be included in the subject report or portion thereof?


[ ] Yes [ X ] No


The Registrant has caused this notification to be signed or its behalf by the undersigned, thereunto duly authorized.


Date: September 14, 2006

Global Diversified Industries, Inc.

/s/ Phil Hamilton
-----------------
Phil Hamilton, President


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